AB 4/2

08031054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. ST. GERMAIN CO. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield (City) MA (State) 01115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Marry 413-7335111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/8

OATH OR AFFIRMATION

I, Michael Matty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. St. Germain Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public
Marion F Roberts my com exp 10-25-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-4575

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882

www.wolfandco.com

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2007 and 2006

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts

We have audited the accompanying consolidated statements of financial condition of D.J. St. Germain Company, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of D.J. St. Germain Company, Inc. and subsidiary at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 8, 2008

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 4,291,059	$ 7,376,718
Cash and investments segregated for the benefit of customers	120,953,049	152,635,308
Receivable from brokers	287,357	12,989,898
Investments owned:		
Equity securities (cost $18,343,140 - 2007, $13,771,085 - 2006)	19,607,938	14,455,503
Securities borrowed	183,000	9,495,959
Accrued interest receivable segregated for the benefit of customers	560,765	770,432
Other accrued interest and dividends receivable	77,193	31,354
Property and equipment, less accumulated depreciation and amortization	752,116	867,884
Income taxes receivable	1,803,931	700,880
Deferred tax asset	772,000	739,000
Other assets	286,800	362,273
	$ 149,575,208	$ 200,425,209

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Liabilities:		
Payable to brokers	$ 5,837,361	$ 707,474
Customers' free credit balances	118,745,391	164,360,411
Securities sold, not yet purchased, at market value (cost $182,840 - 2007 and $8,506,320 - 2006)	178,000	8,725,309
Accrued expenses and other liabilities	3,425,431	3,182,051
Total liabilities	128,186,183	176,975,245
Shareholders' equity:		
Common shares:		
Class A, 720,000 shares authorized; 667,000 and 711,320 issued as of December 31, 2007 and 2006, respectively; nonvoting	-	-
Class B, 80,000 shares authorized; 76,635 and 79,460 issued as of December 31, 2007 and 2006, respectively; voting	-	-
Paid in capital	3,621,623	5,100,451
Retained earnings	23,139,959	23,893,878
	26,761,582	28,994,329
Less treasury shares, at cost:		
Class A, 218,879 (221,454 - 2006) shares	(5,149,364)	(5,210,027)
Class B, 8,635 (12,935 - 2006) shares	(223,193)	(334,338)
	(5,372,557)	(5,544,365)
Total shareholders' equity	21,389,025	23,449,964
Total liabilities and shareholders' equity	$ 149,575,208	$ 200,425,209

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007 and 2006

	2007	2006
Operating revenues:		
Management fees	$7,510,884	$7,200,607
Dividends	207,133	186,985
Interest income, net	1,268,821	834,744
Investment gain (loss), net	(3,936,114)	123,538
Unrealized gain on investments, net	850,673	378,212
Total operating revenue	5,901,397	8,724,086
Operating expenses:		
Employee compensation	3,696,556	3,254,779
Professional fees	90,630	104,385
Communications and data processing	191,110	149,822
Selling, general and administrative expenses	2,219,596	2,980,892
Total operating expenses	6,197,892	6,489,878
Income (loss) before income taxes	(296,495)	2,234,208
Income tax expense	476	868,000
Net income (loss)	$ (296,971)	$1,366,208

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2007 and 2006

	Common Shares Authorized and Issued		Paid in	Retained	Treasury Shares at Cost		Total Shareholders'
	Class A	Class B	Capital	Earnings	Class A	Class B	Equity
Balance at December 31, 2005	720,000	80,000	$ 5,076,361	$ 22,991,018	$ (5,540,913)	$ (488,211)	$22,038,255
Net income	-	-	-	1,366,208	-	-	1,366,208
Cash dividends paid, $.85 per share	-	-	-	(463,348)	-	-	(463,348)
Purchase of 8,680 shares Class A at prices ranging from $29.87 to $30.74	(8,680)	-	(259,678)	-	-	-	(259,678)
Sale of 7,550 shares Class A at prices ranging from $29.39 to $30.74	-	-	47,948	-	178,861	-	226,809
Purchase of 540 shares Class B at a price of $29.39	-	(540)	(15,871)	-	-	-	(15,871)
Sale of 5,925 shares Class B at prices ranging from $29.39 to $30.74	-	-	14,323	-	-	153,873	168,196
Exercise of stock options, 6,400 shares Class A at prices ranging from $15.25 to $28.02	-	-	(32,817)	-	152,025	-	119,208
Employee share-based compensation	-	-	4,967	-	-	-	4,967
Reclassification of accrued compensation related to share-based compensation	-	-	265,218	-	-	-	265,218
Balance at December 31, 2006	711,320	79,460	5,100,451	23,893,878	(5,210,027)	(334,338)	23,449,964
Net loss	-	-	-	(296,971)	-	-	(296,971)
Cash dividends paid, $.85 per share	-	-	-	(456,948)	-	-	(456,948)
Purchase of 44,320 shares Class A at prices ranging from $30.83 to $33.02	(44,320)	-	(1,415,025)	-	-	-	(1,415,025)
Sale of 2,575 shares Class A stock at prices ranging from $30.83 to $33.02	-	-	3,361	-	60,663	-	64,024
Purchase of 2,825 shares Class B stock at prices ranging from $31.88 of $33.02	-	(2,825)	(91,914)	-	-	-	(91,914)
Sale of 4,300 shares Class B stock at prices ranging from $23.39 to $33.02	-	-	12,580	-	-	111,145	123,725
Employee share-based compensation	-	-	12,170	-	-	-	12,170
Balance at December 31, 2007	667,000	76,635	$ 3,621,623	$ 23,139,959	$ (5,149,364)	$ (223,193)	$21,389,025

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ (296,971)	$ 1,366,208
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	247,559	541,456
Deferred tax expense (benefit)	(33,000)	424,000
Employee share-based compensation	371,034	314,899
Cash, accrued interest receivable and investments segregated for the benefit of customers	31,891,926	(17,582,891)
Other accrued interest and dividend receivable	(45,839)	(13,279)
Investments owned, net	(5,152,435)	2,924,136
Securities borrowed	9,312,959	(4,245,958)
Receivable from brokers and customers and other assets	12,778,014	(12,704,024)
Income taxes receivable	(1,103,051)	(700,880)
Customers' free credit balances	(45,615,020)	55,492,323
Payable to brokers, accrued expenses and other liabilities	5,014,403	(23,249,596)
Securities sold, not yet purchased, net	(8,547,309)	2,769,266
Net cash provided by (used in) operating activities	(1,177,730)	5,335,660
Cash flows from investing activities:		
Purchases of fixed assets	(131,791)	(417,945)
Net cash used in investing activities	(131,791)	(417,945)
Cash flows from financing activities:		
Proceeds from exercise of stock options	-	119,208
Dividends paid	(456,948)	(463,348)
Purchase of treasury shares	(1,506,939)	(275,549)
Proceeds from sale of treasury shares	187,749	395,005
Net cash used in financing activities	(1,776,138)	(224,684)
Net (decrease) increase in cash and cash equivalents	(3,085,659)	4,693,031
Cash and cash equivalents at beginning of year	7,376,718	2,683,687
Cash and cash equivalents at end of year	$ 4,291,059	$ 7,376,718
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 3,870,989	$ 3,696,214
Income taxes	1,136,527	1,149,622
Share-based compensation liability reclassified to equity	-	265,218

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Organization

The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. ("DJS") and its wholly-owned subsidiary, First Springfield Trust, Inc. ("FST"). All intercompany transactions have been eliminated in consolidation.

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker dealer in all 50 states.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the fair value of investments, payable and accruals, and the useful lives of depreciable assets. Actual results could differ from those estimates.

Accounting for Investments

Equity securities are stated at market value. Market values are determined based on quoted market prices at December 31, 2007 and 2006. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

Depreciation and Amortization

Depreciation and amortization is provided over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets are carried at cost.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

Advertising Costs

Advertising is expensed as incurred and amounted to $546,648 in 2007 and $1,075,090 in 2006.

Share-based Payments

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share Based Payment." The Company previously applied Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company elected to adopt the modified prospective method provided by SFAS No. 123(R). Under this method, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Share-based compensation is measured at the grant-date, based on the fair value of the award, and is recognized over the period during which the employee is required to provide service.

Reclassification

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. In November 2007, the FASB approved a one-year deferral of FIN 48 until periods beginning after December 15, 2007 for nonpublic companies. Therefore, this Interpretation is effective for the Company on January 1, 2008 and is not expected to have a material impact on the consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. Emphasis is placed on fair value being a market-based measurement, not an entity-specific measurement, and therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering these market participant assumptions, a fair value hierarchy has been established to distinguish between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). This Statement is effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company's consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (concluded)

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument and is irrevocable. This Statement is effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company's consolidated financial statements.

2. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2007 and 2006.

3. CASH AND INVESTMENTS SEGREGATED FOR THE BENEFIT OF CUSTOMERS, INCLUDING ACCRUED INTEREST RECEIVABLE

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts and segregates securities for the benefit of customers. The amounts in these accounts as of December 31, 2007 and 2006 are as follows:

	2007	2006
U.S. Treasury securities, at cost	$118,815,935	$113,707,649
Cash	2,137,114	38,927,659
	120,953,049	152,635,308
Accrued interest receivable	560,765	770,432
	$121,513,814	$153,405,740

Aggregate carrying value of investments segregated for the benefit of customers approximates their market value at December 31, 2007 and 2006.

4. PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Furniture and equipment	$ 2,685,035	$ 2,554,607
Leasehold improvements	887,984	886,621
	3,573,019	3,441,228
Less accumulated depreciation and amortization	(2,820,903)	(2,573,344)
	$ 752,116	$ 867,884

Depreciation and amortization expense was $247,559 and $541,456 for the years ended December 31, 2007 and 2006, respectively.

5. RELATED-PARTY TRANSACTIONS

The Company maintains investment accounts on behalf of the officers and directors of the Company. Included in customers' free credit balances at December 31, 2007 and 2006 is $258,799 and $596,477, respectively, related to these accounts.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $11,994,608, which was $11,357,462 in excess of its required net capital of $637,146. The Company's ratio of aggregate indebtedness to net capital was 0.80 to 1.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $23,485,246 and $18,108,458, respectively, as of December 31, 2007. The shareholders' equity of the subsidiary is included as capital in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

7. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $20,000,000.

8. INTEREST INCOME, NET

Interest income is net of interest remitted to customers of $3,870,989 and $3,696,214 for 2007 and 2006, respectively.

9. BENEFIT PLAN AND AGREEMENTS

In 2005, the Company established a 401(k) plan. Substantially all employees participate in the Plan. To be eligible to participate, an employee must be at least twenty-one years of age and have completed one year of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes contributions to the Plan in the form of safe harbor contributions and discretionary profit sharing contributions. Discretionary profit sharing contributions vest to the employee equally over a six year period. Expense attributable to the 401(k) Plan and the Company's deferred profit sharing plan amounted to $228,000 and $186,295 for the years ended December 31, 2007 and 2006, respectively.

The Company maintains supplemental deferred compensation agreements with selected members of management. Under the agreements, management of the Company determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued approximately $1,542,427 and $1,585,791 related to these agreements as of December 31, 2007 and 2006, respectively. Expense attributable to these agreements amounted to $294,000 and $217,668 for the years ended December 31, 2007 and 2006, respectively.

The Company has entered into non-compete agreements with two former executives. Aggregate annual payments under these agreements are $250,000 in 2008. In addition, the Company will make a one time payment of $50,000 to a former executive in 2018.

BENEFIT PLAN AND AGREEMENTS (concluded)

The Company has agreed to provide certain health benefits to certain retired employees. Payments under these agreements amounted to approximately $46,798 in 2007. The aggregate annual payments under these agreements are estimated to be as follows for the years 2008 to 2017:

Year Ending December 31,	
2008	$ 50,987
2009	53,317
2010	54,488
2011	52,963
2012	54,126
2013 - 2017	241,824
Thereafter	184,377

These agreements are unfunded. Included in accrued expenses at December 31, 2007 and 2006 is $692,082 and $654,744, respectively, related to these agreements. Assumptions used to determine this accrual at December 31, 2007 and 2006 are as follows:

	2007	2006
Discount rate	4.7%	4.7%
Health care cost trend rate	7.0%	7.0%

10. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December, 31	
	2007	2006
Current tax provision (benefit):		
Federal	$ (344,524)	$ 290,000
State	378,000	154,000
	33,476	444,000
Deferred tax provision (benefit):		
Federal	48,000	350,000
State	(81,000)	74,000
	(33,000)	424,000
	$ 476	$ 868,000

INCOME TAXES (continued)

The reasons for the differences between income tax expense at the statutory federal rate and actual tax expense are summarized as follows:

	Years Ended December 31, 2007	2006
Tax (benefit) at statutory federal tax rate of 34%	$(100,808)	$ 759,630
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	196,020	150,480
Dividends received deduction	(49,298)	(44,502)
Other	(45,438)	2,392
Tax expense	$ 476	$ 868,000

The components of the net deferred tax asset are as follows:

	Years Ended December 31, 2007	2006
Deferred tax asset:		
Federal	$ 980,000	$ 763,000
State	303,000	236,000
	1,283,000	999,000
Deferred tax liability:		
Federal	(478,000)	(213,000)
State	(33,000)	(47,000)
	(511,000)	(260,000)
Net deferred tax asset	$ 772,000	$ 739,000

Realization of the net deferred tax assets are dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the remaining net deferred tax assets will be realized.

INCOME TAXES (concluded)

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	December 31, 2007	December 31, 2006
Unrealized appreciation of investments	$(441,000)	$ (74,000)
Depreciation	(71,000)	(186,000)
Compensation related accruals	1,284,000	999,000
Net deferred tax asset	$ 772,000	$ 739,000

A summary of the change in the net deferred tax asset is as follows:

	December 31, 2007	December 31, 2006
Balance at beginning of year	$ 739,000	$ 1,163,000
Deferred tax provision	33,000	(424,000)
Balance at end of year	$ 772,000	$ 739,000

11. LEASES

The Company rents its office facilities in Springfield, MA and Hartford, CT under leases which expire in 2015 and 2008, respectively. Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2007 are:

Year Ending December 31,	
2008	$ 108,519
2009	89,612
2010	89,612
2011	89,612
2012	89,612
Thereafter	59,741
	$ 526,708

LEASES (concluded)

The leases require additional payments based on increases in taxes and certain operating expenses. The Hartford lease contains an option to extend the term of the lease for a period of three years. The cost of rentals during the extension period is not included above. Total rent expense for the years ended December 31, 2007 and 2006 amounted to $126,951 and $126,505, respectively.

12. SHAREHOLDERS' EQUITY

In December 2006, the Company's Board of Directors approved the 2006 Incentive Stock Option Plan (2006 Plan). The 2006 Plan provides for the issuance of options to purchase a maximum of 100,000 Class A nonvoting shares of common stock. Under the Plan, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the market value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted.

The Company's 1995 Incentive Stock Option Plan (1995 Plan) provides for the issuance of options to purchase a maximum of 60,000 Class A nonvoting shares and 14,000 Class B voting shares of common stock. Under the 1995 Plan, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the market value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted. The 1995 Plan was accounted for as a variable plan and compensation expense or reduction recorded for the increase or decrease in the option's intrinsic value, as determined by management, from grant date to the date of the statement of financial condition. In December 2006, the Company eliminated its obligation to purchase employee owned shares which resulted in the option being considered an equity option, rather than a liability, pursuant to the provisions of SFAS No. 123(R). Accordingly, the Company reclassified $265,218 of accrued compensation expense to paid in capital in December 2006.

SHAREHOLDERS' EQUITY (continued)

The Company determined the calculated value of stock options granted at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2007	2006
Expected volatility	9.27%	4.87%
Risk-free interest rate	4.29%	4.56%
Expected dividend rate	2.67%	2.77%
Expected life	10 years	10 years

The expected volatility is an estimate based on a comparative industry fund.

The compensation expense recorded under both plans for 2007 and 2006 was $12,170 and $104,208, respectively. A summary of the activity during 2007 and 2006 is as follows:

	Options Outstanding			
	Class A	Class B	Price Per Share	Weighted Average Price Per Share
Balance, December 31, 2005	38,000	7,200	$15.25 - $33.82	$ 24.75
Options granted	1,400	-	$30.74 - $33.81	31.18
Options exercised	(6,400)	-	$15.25 - $28.02	16.05
Options cancelled	(800)	-	$23.39 - $24.93	24.16
Balance, December 31, 2006	32,200	7,200	$23.00 - $33.81	26.40
Options granted	5,600	-	$35.07	35.07
Options exercised	-	-	-	-
Options cancelled	-	-	-	-
Balance, December 31, 2007	37,800	7,200	$23.00 - $35.07	$ 27.48

SHAREHOLDERS' EQUITY (concluded)

Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares. Diluted shareholders' equity per share is computed by dividing total shareholders' equity plus the effect of assumed exercise of options by common Class A and B shares issued less treasury shares plus shares assumed issued for the exercise of options. These amounts are as follows as of December 31, 2007 and 2006:

	2007	2006
Total shareholders' equity	$ 21,389,025	$ 23,449,964
Effect of assumed exercise of options	1,236,461	1,040,160
	$ 22,625,486	$ 24,490,124
Shares outstanding:		
Authorized and issued	743,635	790,780
Less treasury shares	(227,514)	(234,389)
Shares outstanding	516,121	556,391
Options outstanding	45,000	39,400
Diluted shares outstanding	561,121	595,791
Total shareholders' equity per Class A and B shares outstanding	$ 41.44	$ 42.15
Diluted shareholders' equity per Class A and B shares	$ 40.32	$ 41.11

Effective June 15, 2003, the Company adopted a stock appreciation rights plan that provides for the issuance of a maximum of 120,000 units. Units vest at the rate of 20% per year. Participants receive payment from the Company in exchange for units upon employee separation or sale of substantially all of the outstanding stock of the Company in the amount of the excess of the then fair value of the unit over the grant date fair value of the unit. At December 31, 2007 and 2006, 113,171 units and 90,443 units have been issued, respectively. Expense resulting from issued units is remeasured as of the date of the statement of financial condition. Expense attributable to the Plan was $358,864 and $210,695 for the years ended December 31, 2007 and 2006, respectively.

The transfer of Class A and Class B shares from non-employees is subject to the Company's right of first refusal to purchase the shares at 75% of fully diluted book value through 2008, and 80% of fully diluted book value thereafter. The Company's non-employee shareholders may at any time through December 31, 2012 require the Company to repurchase their shares at the then fair value, subject to an individual annual limitation of 5% of the aggregate Company shares outstanding and the capital requirements of the Securities and Exchange Commission Rule 15c3-1. The exercise price is the same as would apply to the Company's right of first refusal to purchase the shares.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Computation of net capital		
Total consolidated shareholders' equity		$ 21,389,025
Adjustments:		
Nonallowable assets:		
Property and equipment, net	$ (752,117)	
Income tax receivable	(1,803,931)	
Deferred tax asset	(772,000)	
Other	(3,195,603)	(6,523,651)
Tentative net capital		14,865,374
Less:		
0% to 4% of Treasury notes	(54,858)	
3% to 7.5% of corporate obligations	(64,693)	
0.5% to 4% of government obligations	(15,858)	
15% of other investments owned	(2,735,357)	(2,870,766)
Net capital		$ 11,994,608
Computation of aggregate indebtedness		
Aggregate indebtedness:		
Payable to brokers	$ 5,837,361	
Free credit balances:		
Customers	118,486,593	
Officers and shareholders	258,798	
Accrued expenses and other liabilities	3,425,431	$ 128,008,183
Less:		
Amount of special reserves required to be maintained for the benefit of customers on December 31, 2006		118,450,991
Aggregate indebtedness		$ 9,557,192
Net capital requirement, 6 2/3% of aggregate indebtedness		$ 637,146
Ratio of aggregate indebtedness to net capital		0.80:1

(Continued)

Schedule I

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)

December 31, 2007

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between these computations of net capital and aggregate indebtedness and the corresponding computations prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2006.

Schedule II

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts, net of officer and shareholder balances of $258,799	$ 118,486,593	$ -
Customer securities failed to receive	160,306	-
Failed to deliver of customers' securities not older than 30 calendar days	-	195,908
Total	118,646,899	195,908
Excess of total credits over total debits required to be maintained in the "Reserve Bank Accounts" on December 31, 2007 (15c3-3(e))	-	118,450,991
	$ 118,646,899	$ 118,646,899

The Company has funds of $121,513,814 maintained on behalf of customers.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2007.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENT

December 31, 2007

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None

END